UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

SEMI ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2021

Melody Do Corporation (MDC)

(Exact name of registrant as specified in its charter)

Delaware	85-2762242
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1570 NE #436 North Miami Beach, FL 33179

(Address of principal executive offices)

305-900-3085
Registrant’s telephone number, including area code

COMMON SHARES
(TITLE OF EACH CLASS OF SECURITIES ISSUED PURSUANT TO REGULATION A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" in our Offering Circular filed on April 6th, 2021.

Company Overview

We were incorporated on August 24, 2020, under the laws of the State of Delware as a Corporation ("CORPORATION").

 We were founded by Mr. David Consuegra (CEO, CFO) known as “Reefro Cons” in the industry who is an American citizen from Miami, Florida. Mr. Consuegra is a sound engineer, producer for various artists, studios, and major labels as (MMG, Selavi, Audio vision, Atlantic records) and more, he produced hundreds of tracks/songs throughout his career. Mr. Consuegra is talented musician and a live sound engineer contracted by Carnival Cruises and major players in the industry, he also a live concert engineer handled stage wiring, mixing and major installations in major live events domestically and internationally throughout the world.

Mr. Consuegra has established MDC as an independent record label to handle a variety of music genres including Pop, Rhythm & Blues, Urban and Reggaeton.

Operating Results

We have not realized any revenues to date. Our independent auditor has issued an audit opinion for our Company which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

From inception until the date of this filing we have had limited operating activities, primarily consisting of the incorporation, research into the industry, development of our business plan, and the initial equity funding by our officers and directors. We received our initial funding of $3000 through the sale of common stock from our officers and directors, who purchased 100,000,000 shares of common stock at $0.00003 per share.

As of June 30th, 2021we raised about $24,735 from 45 investors under regulation A+ exemption, and our financial statements from January 1st, 2021, through June 30, 2021, report no revenues and a accumulated deficit of $27,715.

Our independent auditor has issued an audit opinion on the financial statements for the period from August 24, 2020 to June 30, 2021 which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

The Company’s principal offices are located at 1570 NE #436 North Miami Beach, FL 33179. Our telephone number is 305-900-3085. We intend to use the net proceeds from this offering to develop our business operations (See "Description of business" and "Use of proceeds" as captioned above). To commence the implementation of our business plan we require a funding of $500,000. There is no assurance that we will generate any revenue in the first 12 months after the completion of our offering or ever generate any revenue. If we do not generate any revenue, we may need a minimum of $50,000 of additional funding to pay for ongoing Advisory fee, SEC, DTC, 15c-211 and other filing requirements. We do not currently have any arrangements for financing.

As of the date of this prospectus, there is no public trading market for our common stock and no assurance that a trading market for our securities will ever develop or, if any market does develop, it may not be sustained. Our common stock is not traded on any exchange or on the over-the-counter market. After the effective date of the offering circular relating to this prospectus, we might have a market maker file an application with the Financial Industry Regulatory Authority (“FINRA”) for our common stock to be eligible for trading on the Over the Counter. We do not yet have a market maker who has agreed to file such application. There can be no assurance that our common stock will ever be quoted on a stock exchange or a quotation service or that any market for our stock will develop.

This is a direct participation offering since we are offering the stock directly to the public without the participation of an underwriter. Our officers and directors will be solely responsible for selling shares under this offering and no commission will be paid on any sales.

We are an "emerging growth company" within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with the requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see the risk factors on page 6.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Under U.S. federal securities legislation, our common stock will be “penny stock”. Penny stock is any equity that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a potential investor’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve an investor’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination. Brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commission’s payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Liquidity and Capital Resources.

From January 1st, 2021, through June 30th, 2021 the Company depended on its private friends and family network to raise funds for its operations. As of June 30th, a total of 2,635,500 common stock were sold and issued for the aggregating of $24,735.

As of June 30, 2020, the Company had low working capital reserves and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern.

The management has been successful in raising funds to maintain its operations and has used available funds effectively to fund its efforts. As a result, the company plans to continue raising funds relying on Reg A+ exemption.

The Company is pursuing its business plan. There can be no assurance of the Company's ability to do so or that additional capital will be available to the Company. If so, the Company's objective of its plan will be adversely affected. The Company currently has no agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company. There can be no assurance that additional capital will be available to the Company.

The business outlook remains uncertain for 2021. The uncertainty can impact our ability to achieve our 2021 goals. We are highly dependent upon our private investor network and the success of the Reg A+ offering, as described herein. Therefore, the failure thereof in raising capital would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. However, if such financing were available because we are an early growth and establishment stage company with small operations to date, we would likely have to pay additional costs associated with high-risk financing. At such time these funds are required, management would evaluate the terms of such financing. If the Company cannot raise additional proceeds relying on

Regulation A+ of its equity, the Company would be required to cease business operations. As a result, investors would lose all their investment.

Item 2. Other Information

Despite the negative aspects of the slow down with COVID-19, we are continuing to move forward to implement our business plan.

From January 1st, 2021, through June 30th, 2021, the Company raised $24,735 from 45 shareholders and sold the total of 2,635,500 common stock.

As of June 30, 2020, the Company had low working capital reserves and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern.

The management has been successful in raising funds to maintain its operations and has used available funds effectively to fund its efforts. As a result, the company plans to continue raising funds through relying on Reg A+ exemption.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF MELODY DO CORPORATION.

Consolidated Balance Sheets as of June 30, 2021 (unaudited)	5

Consolidated Statements of Operations for the financial period ended June 30, 2021 (unaudited)	5

Consolidated Statements of Members’ Equity for the financial period ended June 30, 2021 (unaudited)	6

Consolidated Statements of Cash Flows for the financial period ended June 30, 2021 (unaudited)	6

Melody Do Corporation (MDC)

Balance Sheet

June 30, 2021

ASSETS
Current Assets
Cash	$1,331
Total Current Assets	1,331

Total Assets	$1,331

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accrued expenses	$26,384

Total Current Liabilities	26,384

Stockholders’ Equity
Common Stock; $0.0000001par value 1,000,000,000 shares Authorized, 102,635,500 shares issued and outstanding	45
Additional paid-in capital	27,715
Accumulated deficit	(26,384)
Total Stockholders’ Equity	1,331

Total Liabilities and Stockholders’ Equity	$27,715

The notes are an integral part of these financial statements

Melody Do Corporation (MDC)

Statement of Operations

For the period from January 1st, 2021, to June 30, 2021

Revenue	$-

Operating Expenses
General and administrative	26,384
Total operating expenses	26,384

Loss before provision for income taxes	(26,384)

Provision for income taxes	-

Net loss	$(26,384)

Basic and Diluted Loss per Common Share	$0.00

Basic and Diluted Weighted Average Number of Common Shares Outstanding	102,635,500

The notes are an integral part of these financial statements

Melody Do Corporation (MDC)

Statement of Stockholders' Equity

For the period from January 1st, 2021, to June 30, 2021

	Common Shares				Additional	Accumulated
	Shares	Amount			Paid-in Capital	Deficit	Total Stockholders’ Equity

Balance – January 1, 2021	100,000,000	$			$27,715	$(26,384)	$1,331

Common shares issued to founders on subscription at $0.00003 per share	100,000,000		10		27,715	(26,384)	30,715

Net loss						(26,384)	(27,715)

Balance –June 30, 2021	102,635,500		$24,735	$		$(26,384)	$1,331

The notes are an integral part of these financial statements

Melody Do Corporation.

Statement of Cash Flows

For the period from January 1st, 2021, to June 30, 2021

Cash Flows from Operating Activities
Net loss	$(26,384)

Adjustments to reconcile net loss to net cash used by operating activities:

Changes in operating liabilities:
Accrued expenses	26,384
Net cash Used in Operating Activities	1,331	1

Cash Flows from Financing Activities
Proceeds from issuance of common stock	24,735
Net cash provided by Financing Activities	24,735

Net increase in cash	(23,404)

Cash at beginning of period

Cash end of period	$1,331

Supplemental Cash Flow Information
Cash paid for Interest	$-
Cash paid for income tax	-

The notes are an integral part of these financial statements.

Melody Do Corporation

Notes to the Financial Statements

June 30, 2021

Note 1. Background information

Melody Do Corporation. (the “Company”) was incorporated in the State of Delaware on August 24, 2020, as Melody Do Corporation. The Company is a development stage company that intends to initiate a music record label operation.

To date, the Company’s activities have been limited to raising capital, organizational matters, research into the music record label industry, launching the website and the structuring of its business plan. The Company has not generated any revenues since inception.

Note 2. Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the period from January 1st, 2021 through June 30, 2021, the Company had a net loss of $26,384. As of June 30, 2021, the Company has not generated any revenues from operations, and had stockholders’ equity of $27,715. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s continuation as a going concern is dependent upon the Company’s ability to begin operations and to achieve a level of profitability. The Company intends on financing its future development activities and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes until such time that funds provided by operations are sufficient to fund working capital requirements. There is no assurance the Company can secure the additional financing.

Note 3. Summary of significant accounting policies

Development Stage Company

The Company is in the development stage as defined in ASC 915 “Development Stage Entities.” The Company is devoting substantially all of its efforts to the development of its business plans. The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; and does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Start-Up Costs

In accordance with ASC 720, “Start-up Costs”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Cash

Cash includes cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.

Fair Value Measurements

The Company adopted the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures”, which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash and cash equivalents are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The Company has no assets or liabilities valued at fair value on a recurring basis.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and related party payables it will likely incur in the near future. The Company places its cash with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Loss per Share

The Company has adopted ASC 260, “Earnings Per Share,” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740,“Accounting for Income Taxes”. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. As of June 30, 2021, the Company did not have any amounts recorded pertaining to uncertain tax positions.

Recent Accounting Pronouncements

Management has considered all recent accounting pronouncements issued since the last audit of our financial statements. The Company’s management believes that these recent pronouncements will not have a material effect on the Company’s financial statements.

Note 4. Income taxes

The reconciliation of income tax benefit at the U.S. statutory rate of 21% for the period from inception to June 30, 2021, to the Company’s effective tax rate is as follows:

Tax benefit at U.S. statutory rate	$26,384

Change in valuation allowance	(26,384)
$-

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at June 30, 2021 are as follows:

Deferred tax assets:
Net operating loss	$26,384
Valuation allowance	(26,384)
$-

Change in valuation allowance:

Balance, January 1, 2021	$-
Increase in valuation allowance	26,384
Balance, June 30, 2021	$1,331

The Company has approximately $26,384 of net operating losses (“NOL”) carried forward to offset taxable income, if any, in future years. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against all of the deferred tax asset relating to NOLs for every period because it is more likely than not that all of the deferred tax asset will not be realized.

Note 5. Shareholders' Equity

Authorized Stock

The Company has authorized 1,000,000,000 common shares with a par value of $0.0000001per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the Company is sought.

Common Share Issuances

On August 25, 2020, the Company issued a total of 100,000,000 common shares to its founders for a subscription of $3,000. As of September16th, 2020 the company received $500, and as of December 22nd, 2020, the company received $2,520.00 from the founder.

Post qualification and up to June 30th, 2021 the company issued 102,635,500 shares to 45 Reg A+ shareholders for $24,735.

Note 6. Subsequent events

Management has evaluated subsequent events through July 20, 2021, the date that these financial statements were available to be issued. There have been no events that would require adjustment to or disclosure in the financial statements.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic.

It is unknown how long the adverse conditions associated with the coronavirus will last and what will be the financial impact to the Company. To date, the Company has not experienced any major consequences or loss of business which will materially impact the financial conditions of the Company.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are filed as part of this offering circular:

Exhibit	Description

2.1	Articles of incorporation*

2.2	Bylaws of the registrant*

4.1	Subscription Agreement*

11.1	Consent of Ram Associate, CPA*

11.2	Consent of Law (included in exhibit 12.1)*

12.1	Legal Opinion*

•	*Filed as an Exhibit to the Company’s FORM 1-SA filed with the SEC on July 23rd, 2021.

UNDERTAKINGS

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in North Miami Beach on July 23rd, 2021.

Melody Do Corporation (MDC) (Registrant)

By:	/s/ David Consuegra
Name:	David Consuegra
Title:	President, Chief Executive Officer and Chief Financial Officer

I KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Consuegra as his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 1-A offering statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this Form 1-A has been signed by the following persons in the capacities indicated on July 23rd, 2021.

Name	Title

/s/ David Consuegra	Chief Executive Officer, President, and
David Consuegra	Chief Financial Officer (Principal Executive Officer and Principal Financial Officer)

/s/ Sofia Ayelen Goy	Secretary and Director
Sofia Ayelen Goy